Exhibit 99.1

FOR IMMEDIATE RELEASE

Panera Bread and JAB Announce Definitive Merger Agreement

Panera Shareholders to Receive $315 Per Share in Cash in $7.5 Billion Transaction

St. Louis, MO — APRIL 5, 2017 — Panera Bread Company (“Panera” or the “Company”) (NASDAQ: PNRA) and JAB today announced that the companies have entered into a definitive merger agreement under which JAB will acquire Panera for $315 per share in cash, in a transaction valued at approximately $7.5 billion, including the assumption of approximately $340 million of net debt. The agreement, which has been unanimously approved by Panera’s Board of Directors, represents a premium of approximately 30% to the 30-day volume-weighted average stock price as of March 31, 2017, the last trading day prior to news reports speculating about a potential transaction, and a premium of approximately 20% to Panera’s all-time high closing stock price as of that same date.

Comment by Panera Founder, Chairman and CEO

Ron Shaich, Founder, Chairman and CEO of Panera, commented, “By any measure, Panera has been one of the most successful restaurant companies in history. What started as one 400 square foot cookie store in Boston has grown to a system with over 2,000 units, approximately $5 billion in sales, and over 100,000 associates. In more than 25 years as a publicly traded company, Panera has created significant shareholder value. Indeed, Panera has been the best performing restaurant stock of the past twenty years – up over 8,000%. Today’s transaction is a direct reflection of those efforts, and delivers substantial additional value for our shareholders.”

Shaich continued, “Over the last five years, we have developed and executed a powerful strategic plan to be a better competitive alternative with emerging runways for growth. The themes we have bet on - digital, wellness, loyalty, omni-channel, new formats for growth - are shaping the restaurant industry today. Indeed, the power of the plan is evident in our business results. Today, we are pre-releasing Q1 2017 Company-owned bakery-cafe comps of 5.3%, which is 690 bps better than the Black Box all-industry composite.”

Shaich concluded, “Our success for shareholders is the byproduct of our commitment to long-term decision making and operating in the interest of all stakeholders, including guests, associates, and franchisees. We believe this transaction with JAB offers the best way to continue to operate with this approach. We are pleased to join with JAB, a private investor with an equally long-term perspective, as well as a deep commitment to our strategic plan.”

Comment by JAB Partner and CEO

Olivier Goudet, JAB Partner and CEO, said, “We have long admired Ron and the incredible success story he has created at Panera. I have great respect for the strong business that he, together with his management team, its franchisees and its associates, has built. We strongly support Panera’s vision for the future, strategic initiatives, culture of innovation, and balanced company versus franchise store mix. We are excited to invest in and work together with the Company’s management team and franchisees to continue to lead the industry.”

Company Pre-Announces Comparable Net Bakery-Cafe Sales Growth for Company-owned Bakery Cafes

In fiscal Q1 2017, Company-owned comparable net bakery-cafe sales increased 5.3% compared to the same period in fiscal 2016. Two-year Company-owned comparable net bakery-cafe sales increased 11.5%. Additionally, Company-owned comparable net bakery-cafe sales in fiscal Q1 2017 outperformed the Black Box all-industry composite by 690 basis points.

Transaction Details

The transaction is not subject to a financing condition and is expected to close during the third quarter of 2017, subject to the approval of Panera shareholders and the satisfaction of customary closing conditions, including applicable regulatory approvals.

Mr. Shaich has entered into a voting agreement whereby he and entities affiliated with him have agreed to vote shares representing approximately 15.5% of the Company’s voting power in favor of the transaction. Following the close of the transaction, Panera will be privately held and continue to be operated independently by the Company’s management team.

JAB is acquiring Panera through JAB BV, an investment vehicle of JAB Consumer Fund and JAB Holding Company. JAB Consumer Fund is backed by a group of like-minded, long-term oriented investors and, together with JAB Holding Company, invests in companies with premium brands, attractive growth and strong margin dynamics in the Consumer Goods category. Both JAB Holding Company and JAB Consumer Fund are overseen by three senior partners, Peter Harf, Bart Becht and Olivier Goudet. Entities affiliated with BDT Capital Partners are also investing alongside JAB BV.

Advisors

Morgan Stanley & Co. LLC is serving as financial advisor to Panera in connection with this transaction and Sullivan & Cromwell, LLP is serving as legal counsel.

About Panera

Thirty years ago, at a time when quick service meant low quality, Panera set out to challenge this expectation. We believed that food that was good and that you could feel good about, served in a warm and welcoming environment by people who cared, could bring out the best in all of us. To us, that is food as it should be and that is why we exist.

So we began with a simple commitment: to bake fresh bread every day in our bakery-cafes. No short cuts, just bakers with simple ingredients and hot ovens. Each night, any unsold bread and baked goods were shared with neighbors in need.

These traditions carry on today, as we have continued to find ways to be an ally to our guests. That means crafting a menu of soups, salads and sandwiches that we are proud to feed our families. Like poultry and pork raised without antibiotics on our salads and sandwiches. A commitment to transparency and options that empower our guests to eat the way they want. Seasonal flavors and whole grains. And a commitment to removing artificial additives (flavors, sweeteners, preservatives and colors from artificial sources) from the food in our bakery-cafes. Why? Because we think that simpler is better and we believe in serving food as it should be. Because when you don’t have to compromise to eat well, all that is left is the joy of eating.

We’re also focused on improving quality and convenience. With investments in technology and operations, we now offer new ways to enjoy your Panera favorites – like mobile ordering and Rapid PickUp for to-go orders – all designed to make things easier for our guests. As of Dec. 27, 2016, there were 2,036 bakery-cafes in 46 states and in Ontario, Canada operating under the Panera Bread®, Saint Louis Bread Co. ® or Paradise Bakery & Cafe® names. For more information, visit panerabread.com or find us on Twitter (@panerabread), Facebook (facebook.com/panerabread) or Instagram (@panerabread).

About JAB

JAB Holding Company and JAB Consumer Fund invest in companies with premium brands, attractive growth and strong margin dynamics in the Consumer Goods category. Both JAB Holding Company and JAB Consumer Fund are overseen by its three Senior Partners, Peter Harf, Bart Becht (Chairman) and Olivier Goudet (CEO).

Together, JAB Holding Company and JAB Consumer Fund have controlling stakes in Keurig Green Mountain, a leader in single-serve coffee and beverage technologies, Jacobs Douwe Egberts (JDE), the largest pure-play FMCG coffee company in the world, Peet’s Coffee & Tea, a premier specialty coffee and tea company, Caribou Coffee Company, a specialty retailer of high-quality premium coffee products, Einstein Noah Restaurant Group, Inc., a leading company in the quick-casual segment of the restaurant industry, Krispy Kreme Doughnuts, a global specialty retailer and wholesaler of premium-quality sweet treats, and in Espresso House, the largest branded coffee shop chain in Scandinavia.

JAB Holding Company is also the largest shareholder in Coty Inc., a global leader in beauty, and owns a controlling stake in luxury goods companies including Jimmy Choo, Bally and Belstaff as well as a minority stake in Reckitt Benckiser PLC, a global leader in health, hygiene and home products. For more information, please visit the company’s website at: http://www.jabholco.com.

Additional Information and Where to Find It

This communication relates to the proposed merger involving Panera Bread Company (“Panera”) and JAB Holdings B.V., Rye Parent Corp. (“Rye Corp.”) and Rye Merger Sub, Inc. In connection with the proposed merger, Panera and Rye Corp. intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including Panera’s proxy statement on Schedule 14A (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and is not a substitute for the Proxy Statement or any other document that Panera may file with the SEC or send to its stockholders in connection with the proposed merger. STOCKHOLDERS OF PANERA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov and Panera stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Panera.

Participants in the Solicitation

Panera, Rye Corp. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Common Stock in respect of the proposed merger. Information about the directors and executive officers of Panera is set forth in the proxy statement for Panera’s 2016 Annual Meeting of stockholders, which was filed with the SEC on April 15, 2016, and in Panera’s Annual Report on Form 10-K for the fiscal year ended December 27, 2016, which was filed with the SEC on February 22, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available.

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this communication and in our public disclosures, whether written or oral, relating to future events or our future performance, including any discussion, expressed or implied, regarding our anticipated growth, operating results, future earnings per share, plans, objectives, the impact of our investments in sales-building initiatives and operational capabilities on future sales and earnings, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often identified by the words “believe,” “positioned,” “estimate,” “project,” “target,” “plan,” “goal,” “assumption,” “continue,” “intend,” “expect,” “future,” “anticipate,” and other similar expressions, whether in the negative or the affirmative, that are not statements of historical fact.

These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict, and you should not place undue reliance on our forward-looking statements. Our actual results and timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to: the risk that Panera’s shareholders do not approve the merger; uncertainties as to the timing of the merger; the conditions to the completion of the merger may not be satisfied, or the regulatory approvals required for the merger may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the merger on Panera’s business relationships, operating results, and business generally; risks that the merger disrupts current plans and operations of Panera and potential difficulties in Panera’s employee retention as a result of the merger; risks related to diverting management’s attention from Panera’s ongoing business operations; the outcome of any legal proceedings that may be instituted against Panera related to the merger agreement or the merger; the amount of the costs, fees, expenses and other charges related to the merger; and other factors discussed from time to time in our reports filed with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 27, 2016. All forward-looking statements and the internal projections and beliefs upon which we base our expectations included in this release are made only as of the date of this release and may change. While we may elect to update forward-looking statements at some point in the future, we expressly disclaim any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Contacts

Panera:

Mike Bufano

Senior Vice President & CFO

mike.bufano@panerabread.com

Steve West

Vice President of Investor Relations

steve.west@panerabread.com

JAB:

Abernathy MacGregor Group

Tom Johnson/Pat Tucker

212-371-5999